

Mail Stop 4628

September 25, 2015

Michael J. Stevens
Vice President and Chief Financial Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado, 80290-2300

> **Re:** **Whiting Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-31899**

Dear Mr. Stevens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Risk Factors, page 17

1.   We note your discussion on page 24 relating to the Company's inventory of identified drilling locations as of December 31, 2014 and the risk that your "ability to drill and develop these locations depends on a number of uncertainties." In this regard, you refer to a variety of factors including oil and natural gas prices.

Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions. In this regard, we note that your PUDs increased by 98% from the prior year.

Properties, page 31

Reserves, page 33

2.   Please revise the disclosure on page 35 relating to the discussion of the North Ward Estes field to exclude an aggregated total of the probable plus possible reserves. For additional guidance, refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

Acreage, page 36

3.   We note your disclosure that the portion of your net undeveloped acres subject to expiration over the next three years is approximately 26% in 2015, 29% in 2016 and 13% in 2017. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere to explain the steps which would be necessary to extend the time to the expiration of such leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources